Item 77c  - Matters submitted to a vote of security holders

At a special meeting of shareholders of the State Street Research Money Market Series and State Street Research Bond Income Series held on November 21, 2001 such shareholders voted for the following proposals:


				For		Against 	Abstain

That with respect to State
Street Research Money
Market Series a new sub-
advisory agreement be-
tween Metlife Advisers,
LLC (MLA) and State
Street Research &
Management Company
(State Street) is hereby
approved			$245,699,608	$3,642,313	$9,688,737


That with respect to
State Street Research
Bond Income Series a
new subadvisory agree-
ment between MLA and
State Street is hereby
approved.			317,275,216	6,117,510	9,948,756